Exhibit 99.8

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 In connection with the filing of this Amendment No. 1 to the Annual Report on Form 40-F for the fiscal year ended December 31, 2014 (the “Report”) by New Gold Inc. (the “Company”), I, Robert J. Gallagher, as Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 27, 2015

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/s/ Robert Gallagher
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Robert J. Gallagher
Chief Executive Officer